
EXHIBIT 11 - COMPUTATION OF PER SHARE EARNINGS

EDISON BROTHERS STORES, INC.
  AND SUBSIDIARIES
                                                13 Weeks Ended
                                            April 30,      May 1,
                                              1994          1993
                                      (In thousands, except per share data)

Income from continuing operations          $ 2,205       $ 6,859
Preferred stock dividends                       (7)           (7)
Net Income applicable to
  common stock                             $ 2,198       $ 6,852

SIMPLE AND PRIMARY
  Weighted average shares outstanding       21,987        22,016
  Net effect of dilutive stock
    options - based on the treasury
    method                                     129           279
     TOTAL                                  22,116        22,295

  Per common share amounts: Simple
  Net Income applicable to
    common stock                           $   .10       $   .31

  Per common share amounts: Primary
  Net Income applicable to
    common stock                           $   .10       $   .31

FULLY DILUTED
  Weighted average shares outstanding       21,987        22,016
  Net effect of dilutive stock
    options - based on the treasury
    method                                     140           302
    TOTAL                                   22,127        22,318

  Per common share amounts: Fully
    diluted
  Net Income applicable
    to common stock                        $   .10       $   .31